DANIEL M. MILLER Partner (604) 630-5199 FAX (604) 687-8504 miller.dan@dorsey.com

May 6, 2014

Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, D.C. 20549 USA Attention: H. Roger Schwall, Assistant Director

Re:	Equal Energy Ltd. Preliminary Proxy on Schedule 14A Filed December 31, 2013 File No. 1-34759

Dear Sirs and Mesdames:

On behalf of our client, Equal Energy Ltd. (the “Company”), and pursuant to the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, we transmit for your review the Company’s responses, as we have been informed by the Company, to the Staff’s letter of comments, dated March 4, 2014 (the “Comment Letter”), in respect of the above noted filing (the “Proxy Statement”).  The Company’s responses below are keyed to the headings and comment numbers contained in the Comment Letter.

General

1.
We note your response to comment 1 that “the Item 14(c)(1) Information of the acquiror would not be meaningful to a shareholder of the Company in any material respect” but do not concur. We note that neither Petroflow nor Petroflow sub have, as of, yet obtained financing commitment letters. We therefore reiterate prior comment 1. Either provide the financial statements required or provide us with a more detailed analysis as to why you believe that such information is not material.

The Company notifies the Staff that Petroflow has obtained debt commitment letters in respect of the financing of the transactions contemplated in the Proxy Statement.  Therefore, the Company respectfully submits that Item 14(c)(1) information of the acquirer is not required to be included in the Proxy Statement.

May 6, 2014

The Proxy Statement will be revised to include the following disclosure under the subheading “Sources of Funds for the Arrangement” on page 55 of the Proxy Statement:

“Debt Commitment Letters

On April 30, 2014, Petroflow entered into a first lien debt financing commitment letter with Credit Suisse Securities (USA) LLC and Credit Suisse AG and a second lien debt financing commitment letter with Sankaty Credit Opportunities Fund V-A, L.P., Sankaty Credit Opportunities Fund V-B, L.P., Sankaty Middle Market Opportunities Fund II-F, L.P., Sankaty Middle Market Opportunities Fund II, L.P., and Sankaty Middle Market Opportunities Fund II-A, L.P.  Under such commitment letters, the applicable financial institutions party thereto have committed, subject to certain terms and conditions, to provide or syndicate a $235 million first lien term loan (the “First Lien Facility”) and a $100 million second lien term loan (the “Second Lien Facility” and collectively with the First Lien Facility the “Credit Facilities”) for the transactions contemplated by the Arrangement Agreement.

The debt commitment letters are subject to various terms and conditions, including: (a) the financial institutions’ satisfactory completion of due diligence, (b) the absence of a “material adverse effect” as specified in the terms of such debt commitment letters, (c) the negotiation, execution and delivery of definitive documentation with respect to the Credit Facilities and (d) the borrowers’ compliance with the terms of the debt commitment.

Equal and Petroflow expect that the debt commitment letters, upon satisfaction of the conditions therein, will provide funds sufficient to satisfy Petroflow’s payment obligations under the Arrangement Agreement required to be paid at the closing of the Arrangement.  Subject to satisfaction of the terms and conditions of the debt commitment letters, Petroflow will be entitled to use proceeds from the Credit Facilities to finance the acquisition of Equal, including with respect to Equal’s existing indebtedness and fees and expenses incurred in connection with the Arrangement.”

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May 6, 2014

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call the undersigned at (604) 630-5199.  You also may email me at miller.dan@dorsey.com or fax me at (604) 687-8504.

Yours truly,

/s/ Daniel M. Miller

Daniel M. Miller

cc:           Don Klapko
Scott Smalling
Equal Energy Ltd.

R. Scott Falk, P.C.
Theodore A. Peto
Kirkland & Ellis LLP

Bradley Squibb
Stikeman Elliott LLP